UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert-Bourassa Blvd., Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

On September 17, 2026, the Annual Meeting of Shareholders (the “Meeting”) of Birks Group Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on July 24, 2026 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 11,987,305 Class A voting shares outstanding (which entitle the holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (which entitle the holder to 10 votes per share) and no preferred shares outstanding.

The shareholders of the Company elected as directors, Niccolò Rossi di Montelera, Davide Barberis Canonico, M. Eugenia Girón, Deborah Shannon Trudeau and Paola Farnesi, to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes:

Name	Votes For	Votes Against	Votes Withheld	Non-Votes
Niccolò Rossi di Montelera	83,335,170	37,367	n/a	1,464,140
Davide Barberis Canonico	83,335,209	37,328	n/a	1,464,140
M. Eugenia Girón	83,351,687	20,850	n/a	1,464,140
Deborah Shannon Trudeau	83,333,637	38,900	n/a	1,464,140
Paola Farnesi	83,351,645	20,892	n/a	1,464,140

The shareholders authorized the appointment of Raymond Chabot Grant Thornton LLP as the Company’s independent auditors and authorized the directors to fix Raymond Chabot Grant Thornton LLP’s remuneration by 84,754,768 votes in favor, 77,929 votes against, 3,980 votes withheld/abstained and 0 non-votes.

2.	GENERAL

The information included in this Form 6-K shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act other than this Form 6-K, except as shall be expressly set forth by specific reference in such filing to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: September 30, 2026		Vice President, Human Resources, Chief Legal Officer and Corporate Secretary

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